FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November, 2011
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑                      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☑                      No ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐                      No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐                      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Sequential
Page
Item	Number

1. Telefónica Group: Presentation on quarterly results January-September 2011	1

Results January-September 2011

Disclaimer This document contains statements that constitute forward looking statements about Telefónica Group (going forward, “the Company” or Telefónica) including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations which refer to the intent, belief or current prospects of the customer base, estimates regarding, among others, future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as “expects”, “anticipates”, “intends”, “believes”, and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions. Such forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties, and other important factors that could cause actual developments or results to differ from those expressed in our forward looking statements. These risks and uncertainties include those discussed or identified in fuller disclosure documents filed by Telefónica with the relevant Securities Markets Regulators, and in particular, with the Spanish Market Regulator. Analysts and investors, and any other person or entity that may need to take decisions, or prepare or release opinions about the securities issued by the Company, are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation. Except as required by applicable law, Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica’s business or acquisition strategy or to reflect the occurrence of unanticipated events. Neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange _____ , nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities. Finally, this document may contain summarized information or information that has not been audited. In this sense, this information is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefónica. Telefónica, S.A 2 Investor Relations

TELEFÓNICA 9M 11 Highlights: Steady revenue growth and solid margin Strong customer growth, good contract mobile net adds, booming MBB adoption Solid top line expansion: +5.4% driven by T. Latam (+18%) and mobile data (+18%) Robust profitability amid increased commercial activity: 36% OIBDA margin Leveraging our highly diversified asset mix: · 45% of revenues, OIBDA & OpCF came from T. Latam · Stabilising underlying trends in Spain · Strong momentum in Germany continues; challenging macro in other European markets Sound FCF generation: +11.6% New organization to bolster growth and improve efficiency 2011 guidance reiterated, shareholder remuneration policy confirmed
All figures refer to 9M 11 and y-o-y changes in underlying terms. 3 Telefónica, S.A FCF in reported terms Investor Relations

TELEFÓNICA Financial Summary Jan-Sep Jan-Sep Jan-Sep Underly ing Underlying Reported 2011 2011 2010 Change Change y-o-y Change € in millions Reported Underlying Underlying y-o-y ex-MTRs y-o-y Revenues 46,672 46,672 44,280 +5.4% +6.8% +5.4% OIBDA 14,251 16,739 16,719 +0.1% +1.0% -30.0% OIBDA Margin 30.5% 35.9% 37.8% -1.9 p.p. -15.5 p.p. OI 6,696 10,029 10,766 -6.8% -50.8% Net income 2,733 5,437 6,079 -10.6% -69.1% EPS 0.60 1.20 1.34 -10.4% -69.0% OpCF 7,626 11,209 11,867 -5.6% -41.9% (OIBDA-CapEx) Exceptional items1 OIBDA € -2,489 m € 3,649 m Net Income € -2,704 m € 2,756 m Spectrum € -1,094 m € -2,390 m Underlying performance: reported figures excluding exceptional items and spectrum acquisition. Telefónica, S.A 1. In 2011 (all figures net of taxes): Workforce Reduction Plan in T. Spain (€ -1,870 m), PT capital gain (€+183 m), Reduction in the value of TI 4 Investor Relations investment (€ -353 m) and PPAs (€ -664 m ). In 2010 (all figures net of taxes): VIVO’s capital gain (€ +3,476 m), Restructuring expenses in Germany (€ -141 m), Manx capital gain (€ +61 m), T. capital write-down (€ -6 m) and PPAs (€ -633 m).

TELEFÓNICA

Capitalizing our highly diversified portfolio of operations


Revenue
OIBDA[1]
OpCF[1]
25%
(-1 p.p.)
46%
(+5 p.p.)
28%
(-4 p.p.)
19%
(flat)
46%
(+4 p.p.)
35%
(-5p.p.)
18%
(+2p.p.)
44%
(+4 p.p.)
40%
(-5p.p.)
(y-o-y change)
T. Latam
T. España
T. Europe

Steady revenue growth

- **T. Latam** contributed with 7.4 p.p to consolidated sales growth
- **BB & SbC** [2] continue to gain traction: 26% over total (+3 p.p. y-o-y), with double digit growth

Balancing profitability with higher commercial activity

- **Limited OIBDA margin erosion**
- Continue to leverage on cost contention efforts, scale and global initiatives

Healthy cash flow generation

- **€ 11.2 m OpCF pre-investment in spectrum acquisition and exceptional items**
- **Higher CapEx for future growth**
- € 1,094 m in **spectrum acquisition** (Brazil, Spain and C. Rica)

1. Underlying figures: reported excluding exceptional items and spectrum acquisitions.
2. Services beyond connectivity.

Telefónica, S.A
Investor Relations

Telefónica

5

TELEFÓNICA Financial Summary: Organic performance Jan-Sep Jan-Sep Jan-Sep Organic Organic Guidance 2011 2011 2010 Change Change y-o-y fulfillment € in millions Reported Organic Organic y-o-y ex-MTRs
Revenues 46,672 46,850 46,729 +0.3% +1.6% OIBDA 14,251 16,791 17,598 -4.6% -3.7%
OIBDA Margin 30.5% 35.8% 37.7% -1.8 p.p. Operating Income 6,696 9,319 10,191 -8.6% CapEx OpCF 7,626 11,358 12,423 -8.6% (OIBDA-CapEx) Organic: assumes constant average exchange rates as of 9M 10 and excludes changes in the perimeter of consolidation and hyperinflation accounting in 6 Telefónica, S.A Venezuela. Further details included at the end of the document. Investor Relations

TELEFÓNICA

Debt reduction in the quarter, with financial effective cost lower than last year

Net Financial Debt Evolution


€ in millions
Total Net Debt + Commitments 2.56x OIBDA[1]
€ 5.7 Bn FCF in 9M 11: +11.6% y-o-y
Total Net Debt + Commitments 2.55x OIBDA[2]
56,420
-2,567
+183
+315
+324
+755
55,430
Net Fin. Debt Jun-11
FCF Post-Minorities
Commitments Cancellation
Shareholder Remuneration
Net Financial Investments
FX & Others
Net Fin. Debt Sep-11

Effective Financial Cost


5.01%
4.85%
Sep-10[3]
Sep-11

Effective Interest Cost


4.82%
4.58%
Beating guidance 5%-6%
Sep-10[3]
Sep-11

Solid FCF generation, ramp-up in H2 11
€1.7 Bn cash repatriated from Latam in 9M 11

1. LTM OIBDA as of Jun-11 including 100% of Vivo's OIBDA, excluding results on the sale of fixed assets and the provision related to the Telefónica Foundation's social activities.
2. LTM OIBDA including 100% of Vivo's OIBDA, excluding results on the sale of fixed assets, the provision related to the Telefónica Foundation's social activities and the provision related to workforce reduction in Spain.
3. Sep-10 Financial expense rate excluding the adjustment of the value of our stake in BBVA to its current market value.

Telefónica, S.A
Investor Relations
7

TELEFÓNICA Limited FX impact despite recent volatility Net Debt/OIBDA (T. UK & T. CR) Net Debt/OpCF T. LatAm ex-Venezuela € in millions € in millions Net Debt/OIBDA1 Net Debt/Op CF2 1.82x 9,210 2.06x FX debt for 5,136 solvency protection 4,478 2,815 Net Financial Debt OIBDA OpCF T. Latam Net Financial Debt Latam currencies ex-Venezuela ex-Venezuela FX impact OpCF ex-Venezuela 9M 11 € in millions +41 +22 +10 -60 -18 -13 -15 -34 BRL/€ CZK/€ CLP/€ ARS/€ PEN/€ GBP/€ OTHERS 3 TOTAL 9MFX 1. LTM OIBDA. 8 Telefónica, S.A 2. LTM OpCF. Investor Relations 3. COP/€, MXN/€, GTQ /€, CRC/€, NIO/€, USD/€, UYU/€.

TELEFÓNICA Comfortable refinancing, solid liquidity position 2012 Net Maturities (Sep-11) € in billions Undrawn lines maturing beyond 7.1 2.0 2012 exceeding this amount 2.4 Recent €1bn bond issuance exceeding this amount 1.8 1.0 2012 Latam maturities ExtendablePreferred Banking DebtDecember Ex-Latam Others Shares1 December Cash & Increased available credit lines2 Balanced access to markets € in billions € in billions 9.2 Total financing 7.9 4.4 € 11.0 Bn LT 4.0 LT 6.4 5.5 4.1 2.6 ST ST 2.5 2.8 Cash & cash equivalents3 Undrawn credit Bonds Bank lending Others 4 Undrawn credit & current financial assets ex-Venezuela (Sep-11) lines Jun-11 lines post PT payment in Oct. 1. Preferred Shares contain a call option on Telefónica for extending this financing with a step up. 9 Telefónica, S.A 2. Credit lines exclude unused amount of Vivo facility (€ 2 bn) Investor Relations 3. Cash and cash equivalents ex-Venezuela. 4. LatAm & public entities.

TELEFÓNICA Very intense targeted commercial activity Mobile contract base Accesses (Sep-11 y-o-y ) Over total base (Sep-11) Double digit growth Over total 9M net adds >100% 95% +76% +12% 69% 49% 50% 75 m 40% 34 m 32% 21% TEF T. España T. Europe T. Latam Mobile MBB Contract Data penetration (Sep-11) Smartphone MBB 29% High single digit growth 27% 26% Key for T. 23% Digital future +8% 15% +7% +6% 11% 6% 9% 300 m 18 m 232 m TOTAL Mobile FBB TEF T. España T. Europe T. Latam 9M 11 net adds excludes accesses disconnections recorded in Q3 11 (360k prepaid customers in Chile). 10 Telefónica, S.A MBB penetration: MBB accesses (dongles and smartphones) with data attached rate/total mobile customer base. Investor Relations Smartphone penetration: Smartphones with data attached rate/total mobile base excluding dongles and M2M.

TELEFÓNICA Accelerating data revenue growth 9M 11 mobile data revenue growth (organic y-o-y) Mobile data Non-P2P SMS P2P SMS Telefónica 52.2% 38.1% 38.8% 36.5% 34.3% 31.7% 19.6% 23.9% 18.6% 19.0% 11.4% 12.3% 4.8% 4.4% 3.8% Q1 11 T. España T. Europe T. Latam H1 11 9M 11 Mobile data/MSR Non-P2P SMS/Mobile data revenue 9M 10 9M 10 9M 11 9M 11 36%41% 66%74% 30% 52% 53% 26% 25% 25% 44% 43% 45% 20% 21% 36% TEF T. España T. Europe T. Latam TEF T. España T. Europe T. Latam Aggregate figures for mobile service revenue, mobile data revenue, P2P SMS and non-P2P SMS data revenue. 11 Telefónica, S.A Investor Relations

T. LATAM

Latam: strong commercial activity across businesses

Historical record in Q3 net adds

- Increased volumes y-o-y and q-o-q across businesses

Q3 11 Net adds[1]


+60%
+12%
Total
+59%
+18%
Mobile
x3
+44%
MBB
+17%
+2%
FBB
Fixed
-20%
-47k
83k
x5
TV
Q3 11/ Q2 11
Q3 11/ Q3 10
y-o-y

Superior quality of mobile commercial activity

- MBB and contract segment sequentially increasing their weight over total mobile accesses

Q3 11 Mobile gross adds & accesses


x3
x2
9%
+25%
+20%
21%
MBB
Contract
Gross adds y-o-y
Accesses y-o-y
% over total mobile accesses

Sustained ramp up in accesses

- Double digit accesses growth in mobile, FBB and TV
- Stable fixed traditional accesses y-o-y

Accesses growth (y-o-y organic)


+8.0%
+8.1%
+8.8%
Q1 11
Q2 11
Q3 11

Organic growth: assumes average constant exchange rates as of 9M 10 and excludes changes in the consolidation perimeter and hyperinflation accounting in Venezuela in both years. Further details included at the end of the document.

1. Excludes the disconnection of 360k inactive prepay mobile accesses in Chile.

Telefónica, S.A
Investor Relations

Telefónica

12

T. LATAM

Latam: solid top line, healthy profitability

Regional contributions


Ex-Mexico
+17.5p.p.
+1.3p.p.
+0.0p.p.
-0.7p.p.
+20.7%
+18.1%
Brazil
South. Region
North. Region
Others
Underlying 9M 11[1]

Strong revenue performance


+17.7p.p.
-0.3p.p.
-2.2p.p.
-4.3p.p.
Margin 36.1%
+10.9%
Brazil
South. Region
North. Region
Others
Underlying 9M 11[1]

Mexico, commercial activity and non-recurrent dragging OIBDA

Key drivers


H1 11 (organic y-o-y)
9M 11 (organic y-o-y)
+4.9% organic revenue y-o-y
+30.6%
+31.7%
25% of MSR
+4.9%
+5.1%
+16.2%
+16.1%
24% of total fixed revenues
Mobile Data
Outgoing Mobile Voice
Internet & Pay TV


-0.9p.p.
+2.3p.p.
+2.6p.p.
+4.4p.p.
Organic 9M 11
Ex-Mexico
Ex-Regional initiatives + Earthquake's collections
Ex-Commercial Activity

Telefónica, S.A
Investor Relations

Y-o-y organic growth: assumes average constant exchange rates as of 9M 10 and excludes changes in the consolidation perimeter and hyperinflation accounting in Venezuela in both years. Further details included at the end of the document.

1. 2010 excludes the impact of our pre-existing stake in Vivo (€ 3,797 m in Q3 10) and 2011 excludes PT capital gain (€ 36 m).

Telefónica
13

T. LATAM Brazil: good momentum, strengthened leadership Net adds (‘000) Mobile market share (Sep-11) (1) 2,983 2,989 43.0% 1,448 36.8% 398 29.5% 75% 3G Record net adds, 1,889 1,737 +5.0p.p. coverage, well 165 consistent lead +1.5p.p. above 81 23% in -0.7p.p. competitors 11 contract Total FBB -3TV Mobile MBB Total Contract Data Q3 11 Q3 10 % Contract over total accesses Revenue (y-o-y organic) +42.7% +42.0% +17.9% +18.4% +14.8%+16.5% Solid top line +6.4% +5.4% 22% 20% growth +4.7%+5.0% Revenue MSR Mobile Data Total Fixed FBB & TV H1 11/H1 10 9M 11/9M 10 % Data Revenue/MSR % FBB&TV / Total Rev ex-SMP OIBDA & margin (y-o-y organic) New innovative products launched in Q3 impacting commercial costs +13.2% Robust +7.8% profitability amid higher activity H1 11 9M 11 Margin Margin +0.8p.p. 37.4% 36.3% y-o-y 1. Source: Anatel. Data Market Share includes M2M and dongles. 14 Telefónica, S.A Investor Relations

Brazil: higher value creation through upgraded synergies NPV. € Bn Oct-2010 Current 2011 Upgraded! Upgraded! 4.4/4.8 Upgraded! 3.3/4.2 2.7/3.1 2.3/2.7 1.7 1.0/1.5 Operating synergies Financial & tax sinergies Total Increased synergies targets driven by higher value from integration Conservative approach to goodwill amortization in Brazil Telefónica, S.A 15 Investor Relations

T. LATAM

Solid performance in other key operations

Contribution to TEF 9M Revenue | Revenue 9M y-o-y organic

South Region

Argentina

4.9% | +15.2%

- **Solid double digit top line growth**
- **Steady accesses growth in FBB** (+13% y-o-y) **and contract mobile** (+9% y-o-y)

Chile

3.7% | +6.1%

- **Healthy revenue growth** led by customer value strategy
- **Robust OIBDA performance** with benchmark profitability (44.5% margin in 9M 11)

Peru

3.2% | +5.7%

- **Historical record net adds in Q3** across businesses (x2.3 vs. Q3 10)
- **Acceleration in top line growth and healthy OIBDA margin** (up q-o-q to 37.8%)

Colombia

2.5% | +4.9%

- **Robust revenue performance** with steady improvement in MSR (+8.2% y-o-y in Q3)
- **Consistent double digit y-o-y accesses growth** on mobile contract (+21%), FBB (+15%) and Pay TV (+33%)

North Region

Venezuela

3.9% | +10.8%

- **Acceleration in top line growth** boosted by outgoing revenues (+14.9% organic y-o-y)
- **Sound OIBDA margin** (44.2%) despite higher commercial activity

Mexico

2.5% | -12.6%

- **OIBDA margin impacted by higher commercial activity, 3G network rollout and MTRs cut** (€-33 m in 9M 11)
- **Enhanced revenue trend** (q-o-q) despite MSR negatively impacted by MTRs cuts (€ -74 m in 9M 11)
- **Steady better performance on Outgoing Traffic & Outgoing ARPU**


+22.2% Outgoing Traffic (y-o-y)
+12.3%
2.2% Outgoing Revenue (y-o-y)
+0.5%
-12.7%
-5.4%
Q3 10
Q4 10
Q1 11
Q2 11
Q3 11

Growth rates in financials are given in local currency. In Venezuela, excludes also hyperinflation accounting in both years.

Telefónica, S.A
Investor Relations
16

T. EUROPE

Spain: enhanced commercial offer and no further deterioration

Positive signals from enhanced commercial offer

Setting new price points in the market

Fixed BB: € 24.9+mobile contract
- Launched in September
- Not applicable to customers enjoying other promotions

→ Inflection point in net adds; Attracting new customers

Mobile: €6cents/min
- Launched in July
- € 0.15 set up fee + Monthly fee € 6

→ >1 m customers signed, lower churn

Revenue stabilization sequentially

- Strong push in mobile data contains MSR erosion (-8.8% in Q3; -8.1% in Q2)
- Stabilization of contract ARPU q-o-q
- MSR share > 5 p.p. access share (E)
- FBB ARPU flat q-o-q; lower decline y-o-y

Revenue (y-o-y)


Q2 11
Q3 11
-6.6%
-6.6%

Contained OIBDA deterioration, stable margin q-o-q

- Cost benefits from workforce reduction & new collective agreement to come (2012E)
- Stable commercial costs
- Asset disposals starting despite difficult market conditions

OIBDA (y-o-y)


Q2 11
Q3 11
-10.7%
-10.9%

OIBDA margin


45.3%
45.6%
Q2 11
Q3 11

All data in comparable terms: y-o-y changes excluding Universal Service (€ 56 m in revenues; € 18 m in OIBDA), bad debt recovery (€ 20 m in OIBDA) and sale of application rights (€ 52 m in revenues and OIBDA) booked in Q3 10. In Q3 11 excludes provision for workforce restructuring plan (€2,591 m) and sale of non-core assets(€ 33 m in OIBDA).

Telefónica, S.A
Investor Relations

Telefónica

17

T. EUROPE

Spain: a new FBB offer capitalising on our integrated position

Net adds trend improved by new offer

- Modest promotional activity in July/Aug.
- Ramp-up in pay TV gross adds in Sep. leveraging new content (best football content)

Retail FBB. Net adds ('000)


Jul.
Aug.
Sep.
-34
-26
-2
€24.90 offer

Pay TV. Net adds ('000)


H1 11
Q3 11
-4
+20

FBB erosion easing

- Sustained improvement of FBB connectivity ARPU
- Pay TV ARPU keeps growing (+3.0% y-o-y)

Connectivity ARPU (y-o-y change)


€25.4
€24.9
€24.8
Q1 11
Q2 11
Q3 11
-14.8%
-12.6%
-10.5%

Similar top-line drivers

- Internet & BB revenue driven by lower ARPU and customer base
- Fixed revenues showing slight q-o-q improvement due to voice & BB

Fixed Revenue (y-o-y change)


Q2 11
Data
IT
Voice & Access
Internet & BB
Subsi-diaries
Q3 11
Increase in 008 prices
-6.4%
-0.5p.p.
-1.0 p.p.
+1.3 p.p.
+0.6 p.p.
-0.2 p.p.
-6.2%

Telefónica, S.A
Investor Relations

All data in comparable terms: y-o-y changes excluding Universal Service (€ 56 m in revenues) and sale of application rights (€ 26 m in revenues) booked in Q3 10.

18

T. EUROPE Spain: a new mobile offer to foster growth in data Data ARPU (y-o-y) Non P2P SMS/Data +22.1% +23.5% MBB base 6.4 m (+48% vs. Sep-10) +18.3% 73% 75% Sustained ramp-up in data ARPU Strong data +11.1% growth Data is 25% of MSR (+5 p.p. y-o-y) +10.7% 73% of total contract activations are +7.6% smartphones Q1 11 Q2 11 Q3 11 Q2 11 Q3 11 Non-P2P SMS Total Contract ARPU Contract churn Contract is 69% of total base Customers up 3.5% y-o-y +12.6% + 11.7% Stable trends in 100% Better economics vs. prepaid: +8.5% contract Data 70% · ARPU = 3.1x prepaid · Churn = 0.4x prepaid Total €29.7 €29.6 €29.7 Total “€6cent” Q1 11 Q2 11 Q3 11 base customers Bundling voice + SMS + Data Habla y Navega 21 Habla y Navega 30 Habla y Navega 40 Habla y Navega 50 First to launch bundles with 6 cents/min 150 min/month 300 min/month 500 min/month New data centric unlimited SMSs in the market + commercial offer WEEKENDS Taylor-made options FOR FREE for contract Fostering cross-selling: € 5 500 MB at max. speed 500 MB at max. speed 500 MB at max. speed 500 MB at max. speed SMS unlimited SMS unlimited SMS unlimited SMS unlimited discount for FBB customers Including €5 16 €/month 25 €/month 35 €/month 45 €/month discount for FBB costumers Telefónica, S.A 19 Investor Relations

T. EUROPE UK: Re-gaining momentum, mobile data strength Mobile net adds (‘000) Total Contract New tariffs 3.3x 61 Improved New smartphone tariffs from 22 end-Aug driving gross adds 71 91 8 commercial 25 activity Contract churn stable at 1.1% Jul. Aug. Sep. -144 Q2 11 Q3 11 Smartphone penetration1 Mobile data (y-o-y) Total Non-P2P SMS 38.1% Increased Favourable tiered plans adoption 32.2% 36% smartphone • 60% consumer contract 29% adoption • ~80% taking £6-10 bolt-on 9.5% 9.8% Dec-10 Sep-11 H1 11 Q3 11 MSR (y-o-y) OIBDA margin Reported Ex-MTRs Solid OIBDA amid Customer y-o-y growth slowdown +3.6% revenue pressure Stable outgoing ARPU y-o-y +0.3% -0.7% 27.3% 27.9% 26.7% in a tough decline over Q2 11 environment • OOB and tariff optimization No signs of competition relief -4.3% -5.0% Q1 11 Q2 11 Q3 11 Q1 11 Q2 11 Q3 11 +4% +2% +1% Customer base (y-o-y) 1. Smartphones with data attached rate/total mobile base excluding dongles and M2M. 20 Telefónica, S.A Growth rates in financials are given in local currency. Investor Relations

T. EUROPE Germany: delivering operating and financial growth Mobile net adds (‘000) O2 Blue 250 tariff net adds (‘000) Total Contract Most satisfied1 mobile customer base 391 398 57 308 47 Solid commercial 252 252 momentum 206 25 New O2 Blue tariffs & <€ 100 devices through exclusive partners (e.g. Fonic) Q1 11 Q2 11 Q3 11 Q1 11 Q2 11 Q3 11 Revenue growth (y-o-y) 65.2% Better customer mix, strong data usage 53.1% Non-P2P SMS data Sustained 27.8% MSR drag from MTR cuts : -7 p.p. in 9M 11 27.3% Mobile Data revenue Smartphone adoption leadership 31.8% 9.1% MSR ex-MTR acceleration 7.2% through “My Handy” model 18.5% · ~100% data plan attachment rate 4.9% Q1 11 Q2 11 Q3 11 OIBDA margin 24.5% 24.8% OIBDA growth (+2.3%2 y-o-y in 9M) on Robust OIBDA increased scale, higher efficiencies and 21.2% restructuring savings Q1 11 Q2 11 Q3 11 1. Kundenmonitor Deutschland 2011. 21 Telefónica, S.A 2. In organic terms. Investor Relations

C. Republic: lead market positioning, robust improvementT. EUROPE across the board Fixed net adds 2011(‘000) Mobile customer mix (Sep-11) VDSL launch helps manage FBB ARPU 15 11 Solid ADSL 11 61% and reduces churn (-2 p.p. y-o-y) FBB share 38% +2 p.p. y-o-y performance in Contract base up 6% y-o-y 15% value customers -9 +3 p.p. Q3 MBB net adds 2.7x vs pre- Line losses -29 +5 p.p. campaign months -30 Q1 Q2 Q3 MBB Contract y-o-y change Revenue growth Total Czech Republic Slovakia Improved Better MSR q-o-q despite additional +49.8% +33.3% revenue trends MTR cut in Q3 (drags 3.8 p.p.) MSR Fixed Revs amid challenging Improving ICT and internet (ex-MTRs) conditions revenues y-o-y -6.4% -5.3% -7.0% -6.1% -7.4% -7.8% H1 11/H1 10 Q3 11/Q3 10 OIBDA margin 45.6% Efficiency agenda on track 41.3% 42.3% Best in class OIBDA margin in Positive and growing OIBDA in Slovakia +0.3 p.p. y-o-y CEE Superior cash generation; OpCF of € 538 m in 9M Q1 11 Q2 11 Q3 11 Growth rates in financials are given in constant terms. 22 Telefónica, S.A Investor Relations

TELEFÓNICA New organizational structure for new development phase Bolster Telefónica’s place in the digital world, Telefónica Digital capturing growth opportunities Configuration of 2 large regions to streamline and Telefónica Latam Telefónica Europe balance the geographical mix #1 or #2 in most markets of operations Increased business profitability by fully leveraging Telefónica Global Resources global scale Reinforcing our status as a global player and leader in the digital world, strengthening our growth profile Telefónica, S.A 23 Investor Relations

TELEFÓNICA

T. Digital: The power to outperform in the digital world

- **Leading Telefónica's strategy in the Digital world:**
  - Exploiting new digital services, creating the capability for T. Europe and T.Latam to differentiate from our competitors
  - Developing best practices across the Group
  - Becoming a relevant player in the digital space through our differential assets
- **Reinforcing growth by exploiting scale through footprint, partners and OTT opportunities:**
  - Reaching partnerships with established and new players in the digital ecosystem
  - Investing in innovative digital business
- **≈3,000 highly skilled professionals in 5 centers: London, Spain, Silicon Valley, Sao Paolo and Tel Aviv**

The new Telefónica Digital

Existing digital companies	+	Developing digital markets	+	Direct benefits for Telefonica core business
Terra – Media content and services		Financial Services		VC programs
tuenti – Social Network		M2M		Global partnerships unit
jajah – Unified Communications		Cloud		Data pricing strategy
giffgaff – Social MVNO		Security		Business Intelligence
		eHealth		Devices/software strategy
		Media		Communication Services
		Advertising		

Telefónica, S.A
Investor Relations
Telefónica
24

TELEFÓNICA

T. Global Resources: Increase efficiency by levering our global scale

We are already making significant progresses to capture benefits from our scale	We have set clear priorities for the short term to fully exploit our scale

- **Network & IT (Infrastructures & operations):**
  - Rationalization and concentration of data centers
  - Joint model for IT operations in UK & Spain
  - Network sharing agreements across regions
- **Procurement:**
  - Consolidation of global procurement center in Germany, with direct impact in volumes managed: 88% in 2011 vs. 65% in 2009
  - OpEx &CapEx savings reinvested in growth

- **Increase standardization in global sourcing:**
  - Streamline current device portfolio (~ -40% in 12/15 months) maintaining commercial competitiveness
  - Requirements and vendors rationalization in CPEs[1]
  - Common requirements and configurations for radio access and transport.
- **Increase aggregation in global purchases:**
  - 15% increase in current savings
- **IT:**
  - Continue with global infrastructure consolidation
- **Assets and services rationalization:**
  - Sale of non-strategic towers
  - Global NOCs[2] rationalization
  - Go deeper in active and passive network sharing
  - Focus on Financial and HR services through Shared services, levered in Global ERP[3]
- **Achieving our natural share in MNC's, leveraging the extended footprint opportunity:**
  - Sales increase >20% y-o-y in 2012E

1. CPE: Customer Premises Equipment.
2. NOC: Network Operating Center.
3. ERP: Enterprise Resource Planning.

Telefónica, S.A
Investor Relations

Telefonica

25

TELEFÓNICA Key management priorities in the short term Drive growth and profitability & improve financial flexibility to deliver our commitments Maintain operating and financial leadership in Brazil LATAM Integrate fixed and mobile operations in Colombia to fully exploit synergies Complete operational turnaround in Mexico Balance commercial momentum and FCF protection in Spain Enhanced commercial activity in UK, with MBB gaining traction EUROPE Consolidate strong momentum and further market share gains in Germany Deliver a superior cash profile in C. Republic T.DIGITAL & Quick launch of new global units GLOBAL Foster growth in the digital world RESOURCES Further leverage scale benefits ACTIVE Selective monetization of assets across geographies PORTFOLIO MANAGEMENT Increased focus on co-investment opportunities & DELEVERAGE Strict working capital /tax management Meet 2011 Remuneration Leverage ratio guidance policy reiterated target confirmed Telefónica, S.A 26 Investor Relations

TELEFÓNICA Conclusions: Management priorities focused on shareholder value Strong customer growth, building the foundations for future revenue growth On track to meet 2011 guidance, leveraging our diversification and strong growth in mobile data Sound FCF generation, strong liquidity position New organization to bolster growth and efficiency gains, enhancing execution Active portfolio management to optimize use of capital & improve financial flexibility Fully committed to our shareholder remuneration policy, backed by robust FCF generation Telefónica, S.A 27 Investor Relations

Organic growth: In financial terms, it assumes constant average exchange rates as of January-September 2010, and excludes changes in the perimeter of consolidation and hyperinflation accounting in Venezuela. Therefore, in January-September 2010 the consolidation of Vivo, HanseNet, Tuenti and Acens are included whereas the revaluation of our pre-existing stake in VIVO accounted for in Q3 10, the results of Manx Telecom and restructuring costs in Germany are excluded. In OIBDA terms, in January-September 2011 the positive impact from the partial reduction of our economic exposure to Portugal Telecom is excluded, as well as workforce provision related to the Redundancy Program approved in Spain and the impact of the capital gain from the sale of Manx Telecom booked in Q2 10. Results from the Costa Rica operation are excluded from the organic growth calculation. Telefónica’s Capex excludes the Real Estate Efficiency Programme at T. España, the real estate commitments associated with Telefónica’s new headquarters in Barcelona and investments in spectrum. Net additions exclude accesses disconnections made in the second quarter of 2010 and in the third quarter of 2011. 2011 Financial results and accesses include from the second quarter of the year and retroactively from January 1st, 2011, the full consolidation of TVA, company that was already part of Telefónica’s perimeter since the fourth quarter of 2007.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: November 11, 2011	By:	/s/ Miguel Escrig Meliá
		Name:	Miguel Escrig Meliá
		Title:	Chief Financial Officer